Exhibit 12

ADAPTHEALTH CORP.

May 25, 2020

Deerfield Private Design Fund IV, L.P.

Deerfield Partners, L.P.

c/o Deerfield Management Company L.P.

780 Third Avenue, 37th Floor

New York, NY 10017

Ladies and Gentlemen:

Reference is made to (i) that certain Investment Agreement (the “Third Party Investment Agreement”), dated as of the date hereof, between AdaptHealth Corp. (the “Company”), OEP AHCO Investment Holdings, LLC (“OEP Vehicle”) and, for the purposes of Section 3.10 thereof, One Equity Partners VII, L.P. (“OEP Fund” and, together with OEP Vehicle, “One Equity”), (ii) the form of Certificate of Designations (as defined in the Third Party Investment Agreement) attached as an exhibit to the Third Party Investment Agreement and (iii) the Voting Agreement (the “Voting Agreement”), dated as of the date hereof, between the Company and Deerfield Private Design Fund IV, L.P. (“DPDIV”). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, DPDIV, Deerfield Partners, L.P. (“Deerfield Partners”, and together with DPDIV, “Deerfield”) and the Company hereby agree as follows:

1.	Exchange. From and after the date hereof, each of DPDIV and the Company shall use their reasonable best efforts to, as soon as practicable after the date hereof and in any event within thirty (30) days of the date hereof, (i) negotiate and mutually agree to a Series B-1 Certificate of Designation, Preferences and Rights on substantially the terms and conditions set forth in the summary of terms attached hereto as Exhibit A (the “Series B-1 Certificate of Designation” and the shares of capital stock issuable thereunder, “Series B-1 Preferred Stock”), (ii) upon agreement thereof, file the Series B-1 Certificate of Designation with the Secretary of State of the State of Delaware, (iii) negotiate and enter into an agreement (the “Exchange Agreement”) to be entered into between the Company and DPDIV providing for the exchange of all but 4.5% of the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), beneficially owned by it (the “Exchange Shares”) as of the date of the closing of such exchange for Series B-1 Preferred Stock, and (iv) consummate the transactions contemplated by the Exchange Agreement (the “Exchange”). The Company acknowledges and agrees that, to the knowledge of the Company, (i) for purposes of Rule 144 under the Securities Act, DPDIV’s holding period for the shares of Series B-1 Preferred Stock issued to it in the Exchange, and any shares of Class A Common Stock issued upon the conversion thereof, shall be deemed to have commenced on the date DPDIV acquired the Exchange Shares from the Company or an affiliate of the Company (or such earlier date as may be permitted pursuant to Rule 144 under the Securities Act); and (ii) the consummation of the Exchange, the issuance of shares of Series B-1 Preferred Stock pursuant to the Exchange and the issuance of shares of Class A Common Stock upon the conversion of the Series B-1 Preferred Stock in full (without giving effect to the conversion of any Series B-2 Preferred Stock into Series B-1 Preferred Stock and otherwise without regard to any limitation on the conversion thereof) shall not require the approval of stockholders under the Certificate of Incorporation or Bylaws, the DGCL, Nasdaq listing rules or otherwise. The Exchange Agreement will provide for the irrevocable surrender of DPDIV’s voting rights with respect to the Exchange Shares (including its voting rights in respect of the Company’s annual meeting of stockholders). The Company shall use its reasonable best efforts not to fix a record date for any meeting of its stockholders with respect to which a record date has not already been set until the Exchange has become effective, unless the Exchange shall not have become effective as a result of Deerfield’s willful breach of this Letter Agreement. No later than the consummation of the Exchange, Section 4(a) of the Registration Rights Agreement (as defined in the Third Party Investment Agreement) shall be amended, modified or waived to provide that:

(i)       Deerfield shall not be required to enter into lock-up agreements pursuant to such Section 4(a) on more than two (2) occasions (including any lock-up agreement entered into prior to the execution of such amendment).

(ii)       The lock-up agreements to which Deerfield enters into pursuant to such Section 4(a) shall be for a period of not more than sixty (60) days.

(iii)       The obligation of Deerfield to enter into lock-up agreements pursuant to such Section 4(a) shall terminate on November 8, 2021.

(iv)       Deerfield shall not be required to enter into a lock-up agreement pursuant to such Section 4(a) within six (6) months following the expiration of a previous lock-up agreement pursuant to such Section 4(a).

The Company further acknowledges and agrees that, even prior to the execution of such amendment, modification or waiver to the Registration Rights Agreement, Deerfield shall not be obligated to enter into a lock-up in respect of a period of more than 60 days.

2.	Sale of Shares. Each of Deerfield and the Company shall use their reasonable best efforts to, as soon as practicable after the date hereof and in any event within thirty (30) days of the date hereof, (i) negotiate and mutually agree to a Series B-2 Certificate of Designation, Preferences and Rights (the “Series B-2 Certificate of Designation” and the shares of capital stock issuable thereunder, “Series B-2 Preferred Stock”), which shall be on terms and conditions that are substantially equivalent to those set forth Series A Certificate of Designation (as defined in the Third Party Investment Agreement (as defined below)) and otherwise as agreed between Deerfield and the Company, provided that the shares of Series B-2 Preferred Stock shall be convertible into Series B-1 Preferred Stock(and otherwise be consistent with the terms described below) and (ii) negotiate and enter into an investment agreement (the “Deerfield Investment Agreement”) among the Company and Deerfield Partners that (A) provides for the purchase by Deerfield Partners from the Company, and issuance and sale by the Company to Deerfield Partners, of an aggregate of $35,000,000 of Series B-2 Preferred Stock and at the same purchase price per share as the price per share to be paid by One Equity for a share of Series A Preferred Stock; and (B) otherwise contains representations, warranties, covenants, closing conditions and agreements that are substantially equivalent to those contained in the Third Party Investment Agreement (with appropriate modifications) and otherwise as agreed between Deerfield and the Company, except that (I) it shall provide for the purchase of Series B-2 Preferred Stock (and no Class A Common Stock), (II) it shall provide that the Series B-2 Preferred Stock and any shares of capital stock (including Class A Common Stock issuable upon conversion of Series B-1 Preferred Stock) directly or indirectly issuable upon conversion thereof (collectively, the “Purchased Securities”) will be subject to the restrictions on transfer set forth in Section 5.3 of the Third Party Investment Agreement only for a period of 60 days following the closing under the Deerfield Investment Agreement (which restrictions shall not, for the avoidance of doubt, apply to any securities beneficially owned by Deerfield other than the Purchased Securities), (III) it shall include confidentiality provisions and procedures with respect to Company information, (IV) it shall not provide for board observer or board designation rights or any right of first offer and (V) it shall condition the closing on the consummation of the Exhange, unless the Exchange shall not have become effective as a result of Deerfield’s willful breach of this Letter Agreement. The shares of Series B-2 Preferred Stock shall be convertible into shares of Series B-1 Preferred Stock at a rate equal to the result of the conversion rate of the Series A Preferred Stock, divided by the conversion rate of the Series B-1 Preferred Stock.

3.	Voting Agreement. The parties hereto acknowledge and agree that they are entering into this Letter Agreement as an inducement to DPDIV’s willingness to enter in the Voting Agreement. Without limiting Deerfield’s rights to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, the right to pursue a decree of specific performance and/or injunctive relief (which rights are hereby acknowledged), in the event that the parties hereto fail to enter into the Exchange Agreement and consummate the Exchange in accordance with Section 1 hereof, or to enter into the Deerfield Investment Agreement in accordance with Section 2 hereof, in each case other than as a result of Deerfield’s breach of this Letter Agreement, then the Voting Agreement shall automatically terminate and be of no further force or effect. In the event that DPDIV materially breaches its obligations under the Voting Agreement, then DPDIV’s rights and the Company’s obligations under this Letter Agreement shall automatically terminate and be of no further force or effect. The Company hereby confirms that (x) it and/or One Equity have entered into voting agreements with stockholders of the Company representing a majority of the voting power of the outstanding common stock of the Company in respect of the approval of such single matter as shall be necessary to approve the issuance of such number of shares to permit the conversion in full into Class A Common Stock of the Series A Preferred Stock to be issued to One Equity pursuant to the terms of the Third Party Investment Agreement under applicable Nasdaq rules and (y) agrees that it will use its reasonable best efforts to provide for the Company to enter into voting agreements (consistent with the voting agreements entered into with One Equity) with stockholders of the Company representing a majority of the voting power of the outstanding common stock of the Company in respect of the approval of such single matter (less the number of shares with respect to which Deerfield can exercise voting power after giving effect to the Exchange) as shall be necessary to approve the issuance of such number of shares to permit the conversion in full into Class A Common Stock of the the Series B-1 Preferred Stock issuable upon conversion of the Series B-2 Preferred Stock to be issued to Deerfield under the Deerfield Investment Agreement under applicable Nasdaq rules; provided that the entry into such voting agreements shall be a condition to Deerfield’s obligation to enter into the Deerfield Investment Agreement.

4.	No Conflicts.

4.1.	Deerfield represents and warrants to the Company that neither the execution and delivery by Deerfield of this Letter Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by Deerfield with any of the provisions hereof or thereof will (a) violate or conflict with the organizational documents of Deerfield, (b) conflict with or violate any law applicable to Deerfield or by which any of its properties or assets is bound or subject or (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time or both, would constitute a default) under, or give to any person any rights of termination, acceleration or cancellation of or result in the creation of any lien on any of the assets or properties of Deerfield, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Deerfield or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or subject, except, in the case of clauses (b) and (c), for any such conflicts, violations, breaches, de-faults, terminations, accelerations, cancellations or creations as, individually or in the aggregate, would not reasonably be expected to have a material impairment or material delay in the ability of Deerfield to perform its material obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

4.2.	The Company represents and warrants to Deerfield that neither the execution and delivery by the Company of this Letter Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof or thereof will (a) violate or conflict with the organizational documents of the Company, (b) conflict with or violate any law applicable to the Company or by which any of its properties or assets is bound or subject or (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time or both, would constitute a default) under, or give to any person any rights of termination, acceleration or cancellation of or result in the creation of any lien on any of the assets or properties of the Company, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or subject, except, in the case of clauses (b) and (c), for any such conflicts, violations, breaches, de-faults, terminations, accelerations, cancellations or creations as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (as defined in the Third Party Investment Agreement). The execution and delivery of this Letter Agreement and the issuance (directly or indirectly) of securities as contemplated hereby is not, and will not be, subject to, or trigger, any preemptive rights, rights of first refusal, rights of first offer, notice rights, approval/consent rights, voting rights, review rights or similar rights of any third party and will not trigger any anti-dilution rights, except for rights of the type contemplated in the Third Party Investment Agreement. No consents of One Equity, other than those that have already been obtained, are necessary for the consummation of the transactions contemplated by this Letter Agreement in accordance with the terms hereof.

5.	Expenses. The Company shall, regardless of whether any transaction contemplated hereby is consummated, reimburse Deerfield for its reasonable and documented out-of-pocket third-party costs and expenses (including legal fees) incurred in connection with due diligence, the negotiation and preparation of this Letter Agreement, the Exchange Agreement and the Deerfield Investment Agreement, including the negotiation and preparation of a draft investment agreement and certificates of designation in connection with Deerfield’s proposed investment in Series A Preferred Stock prior to the date hereof, and any other agreement or transaction contemplated hereby or thereby and undertaking of the transactions contemplated pursuant to this Letter Agreement; provided, that such reimbursement obligation shall not exceed $250,000 in the aggregate. Any such reimbursement shall be made promptly following submission of invoices in respect of the costs and expenses at or following the first to occur of (x) the closing of the transactions contemplated by the Deerfield Investment Agreement, the (y) consummation of the transactions contemplated by the Acquisition Agreement (as defined in the Third Party Investment Agreement) and (z) the termination of the Acquisition Agreement (as defined in the Third Party Investment Agreement).

6.	Miscellaneous.

6.1.	The execution and delivery of this letter agreement (the “Letter Agreement”) by the Company and Deerfield is binding on and enforceable against the Company and Deerfield. This Letter Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by the parties hereto relating solely to the matters contemplated hereby. In the event of any inconsistency between the terms of this Letter Agreement and any other prior agreement relating to the matters addressed herein, the parties agree that the terms of this Letter Agreement shall control. This Letter Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by all of the parties hereto or, in the case of a waiver, by the party waiving compliance. This Letter Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. This Letter Agreement may not be assigned by any party without the written consent of the other party, and shall be binding upon, inure to the benefit of, and may be enforced by, each of the parties to this Letter Agreement and its successors and permitted assigns. This Letter Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof. Each provision of this Letter Agreement shall be considered separable, and if, for any reason, any provision or provisions hereof are determined to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Letter Agreement, and this Letter Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

6.2.	This Letter Agreement shall terminate on the one-year anniversary of the date hereof; provided, however, that no such termination shall relieve any party of any breach hereof prior to such termination.

6.3.	his Letter Agreement, including any schedules, amendments, modifications, waivers, or notifications relating thereto may be executed and delivered by facsimile, electronic mail, or other electronic means. Any such facsimile, electronic mail transmission, or communication via such electronic means shall constitute the final agreement of the parties and conclusive proof of such agreement, and shall be deemed to be in writing and to have the same effect as if signed manually.

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Very Truly Yours,

ADAPTHEALTH CORP.

By:	/s/ Luke McGee
Name:	Luke McGee
Title:	Authorized Signatory

Accepted as of the date first above written:

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P., its General Partner

By: J.E. Flynn Capital IV, LLC, its General Partner

By:	/s/ David Clark
Name:	David Clark
Title:	Authorized Signatory

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., its General Partner

By: J.E. Flynn Capital, LLC, its General Partner

By:	/s/ David Clark
Name:	David Clark
Title:	Authorized Signatory

EXHIBIT A

Series B-1 Convertible Preferred Stock

AdaptHealth Corp.

Subject	Summary
Par Value	$0.0001 per share
Dividends	Pro rata on an as-converted basis with the Class A Common Stock. No other dividends.
Voting Rights

No voting rights, except for the following or as otherwise required by law

Approval of a majority of the outstanding shares of Series B-1 is required to:

•      Alter rights, powers, preferences, etc. of Series B-1

•      Increase authorized shares of Series B-1

•     Amend charter or bylaws in a manner adverse to the rights (other than voting rights) of the Series B-1 relative to the rights of the holders of common stock

•     Amend the Series B-1 Certificate of Designation

Liquidation Rank	Senior to all common stock, junior to Series A Preferred and to any other series of preferred stock designated as senior to the Series B-1 Preferred Stock
Liquidation Preference	Preference: $0.0001 per share, plus any declared but unpaid dividends Following payment of the preference, participates ratably with the common stock on an as-converted basis
Optional Conversion

Convertible at the Holder’s option at any time into [100] shares of Class A Common Stock per share of Series B-1 Preferred Stock, subject to the Blocker/Beneficial Ownership Limitation

Class A Common Stock must be delivered within the standard settlement period (currently two (2) trading days) after delivery of a conversion notice, consistent with the provisions in the Series A Preferred Certificate of Designations

Blocker/Beneficial Ownership Limitation	4.9% of the total number of shares of common stock then outstanding

Subject	Summary
Fractional Shares	No fractional shares of Class A Common Stock will be issued upon conversion – fractional shares will be rounded up to the next whole share
Adjustments to Conversion Rate

In the case of stock dividends, subdivisions of stock, combinations of stock, reclassifications of stock, in each case, with respect to Class A Common Stock, the conversion rate will be multiplied by the following fraction: A/B

•     A = # of shares of Class A Common Stock outstanding immediately after such event

•     B = # of shares of Class A Common Stock outstanding immediately after such event

Fundamental Transactions

In the case of mergers, consolidations, sales of substantially all assets, tender or exchange offers or other fundamental transactions involving the Class A Common Stock, holders of Series B-1 are entitled to receive consideration they would have been entitled to receive if converted to Class A Common Stock immediately prior to such transaction.